APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

11:41 AM

05/20/23

Cash Basis

CREPE TWIST LLC
Profit & Loss
January through December 2022

	Jan - Dec 22	Jan - Dec 21
Ordinary Income/Expense		
Income		
Food Sales	181,231.09	26,056.00
Total Income	181,231.09	26,056.00
Cost of Goods Sold		
Food Purchases	47,045.39	18,490.00
Restaurant Supplies	8,863.30	27,597.00
Total COGS	55,908.69	46,087.00
Gross Profit	125,322.40	-20,031.00
Expense		
Advertising and Promotion	6,596.51	2,057.00
ATM	0.00	0.00
Auto Expense	2,831.38	1,110.00
Bank Service Charges	283.07	0.00
Business Licenses and Permits	276.88	990.00
Computer and Internet Expenses	2,803.11	250.00
Contract services	19,173.37	0.00
Depreciation Expense	0.00	16,352.00
Dues and Subscriptions	0.00	120.00
Fees	0.00	0.00
Food Testing	1,468.80	1,425.00
Gusto	0.00	0.00
Health insurance	2,404.62	1,000.00
Insurance Expense	2,024.07	2,731.00
Interest expense	38.68	0.00
Meals	0.00	0.00
Music	125.33	0.00
Office Supplies	375.23	4,209.00
Parking Ticket	0.00	0.00
Payroll Expenses	578.97	95.00
Payroll Taxes	786.06	273.64
Pest Control	660.00	390.00
Printing	123.92	0.00
Professional Fees	1,616.29	313.00
Rent Expense	38,208.00	21,984.00
Repairs and Maintenance	2,140.67	8,974.00
Sales Returns	0.00	0.00
Sales Tax	8,362.45	2,677.00
Scavenger	896.60	571.00
Telephone Wireless Expense	1,904.76	520.00
Travel	106.12	0.00
Utilities	5,125.53	1,532.00
Wages and Salaries	5,880.00	2,395.10
Total Expense	104,790.42	69,968.74
Net Ordinary Income	20,531.98	-89,999.74
Net Income	**20,531.98**	**-89,999.74**

11:42 AM

05/20/23

Cash Basis

CREPE TWIST LLC
Balance Sheet
As of December 31, 2022

	Dec 31, 22	Dec 31, 21
ASSETS		
Current Assets		
Checking/Savings		
Bank	139.17	256.11
Total Checking/Savings	139.17	256.11
Total Current Assets	139.17	256.11
Fixed Assets		
Accumulated Depreciation	-16,352.00	-16,352.00
Furniture and Equipment	16,352.00	16,352.00
Total Fixed Assets	0.00	0.00
TOTAL ASSETS	**139.17**	**256.11**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Expansion Capital	3,001.00	0.00
Loan from Partners	51,213.55	90,255.85
MCA Servicing	3,958.00	0.00
Opportunity Finance	6,748.78	0.00
Toast Capital	4,685.60	0.00
Total Other Current Liabilities	69,606.93	90,255.85
Total Current Liabilities	69,606.93	90,255.85
Total Liabilities	69,606.93	90,255.85
Equity		
Retained Earnings	-89,999.74	0.00
Net Income	20,531.98	-89,999.74
Total Equity	-69,467.76	-89,999.74
TOTAL LIABILITIES & EQUITY	**139.17**	**256.11**

CREPE TWIST LLC
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	-89,999.74
Adjustments to reconcile Net Income to net cash provided by operations:	
Loan from Partners	90,255.85
Net cash provided by Operating Activities	256.11
INVESTING ACTIVITIES	
Accumulated Depreciation	16,352.00
Furniture and Equipment	-16,352.00
Net cash provided by Investing Activities	0.00
Net cash increase for period	256.11
Cash at end of period	**256.11**

CREPE TWIST LLC
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	20,531.98
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Expansion Capital	3,001.00
Loan from Partners	-39,042.30
MCA Servicing	3,958.00
Opportunity Finance	6,748.78
Toast Capital	4,685.60
Net cash provided by Operating Activities	-116.94
Net cash increase for period	-116.94
Cash at beginning of period	256.11
Cash at end of period	139.17

I, Rumen Tenekedzhiev, certify that:

1. The financial statements of Crepe Twist LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Crepe Twist LLC included in this Form reflects accurately the information reported on the tax return for Crepe Twist LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   _____

Name: Rumen Tenekedzhiev

Title: Owner